WEIL, GOTSHAL & MANGES LLP
                   767 FIFTH AVENUE - NEW YORK, NY 10153-0119
                                 (212) 310-8000

                               FAX: (212) 310-8007


                                                             December 17, 2008

VIA EDGAR:
---------
Securities and Exchange Commission
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549-3628


Attention:  Ms. Peggy Kim
            Special Counsel

Re:       Comverse Technology, Inc.
          (SEC File No. 005-39315)
          Tender Offer Statement Filed November 19, 2008, As Amended
          ----------------------------------------------------------

Dear Ms. Kim:

          Further to our telephone conversation earlier today, we are submitting, on behalf of our client, Comverse Technology, Inc. (the "Company"), this letter to address the following matters relating to an offer (the "Offer") made pursuant to the terms of the Tender Offer Statement on Schedule TO and its exhibits (the "Schedule TO") filed by the Company with the Securities and Exchange Commission (the "SEC"):

     1. The Company intends to file an amendment to the Schedule TO containing a supplement that (i) extends the expiration time of the Offer by not less than five business days and (ii) provides additional disclosure relating to Israeli tax consequences of the Offer.

     2. We have been advised that five Israeli employees (who hold, in the aggregate, approximately 32,500 discounted options) approached the Company after learning of the Offer and indicated that they are subject to U.S. taxation and wish to participate in the Offer to avoid adverse tax consequences.

          We have been advised that these five employees are attorneys on the Company's Israeli legal team and, in addition to practicing in Israel, that each such attorney has been admitted to practice in at least one U.S. jurisdiction. These individuals are already familiar with the

Securities and Exchange Commission
December 17, 2008
Page 2


          terms of the Offer. Accordingly, the Company believes an extension of the Offer by five business days should give such employees sufficient time to assess the Offer. However, if their participation is viewed as an increase in the size of the Offer requiring an extension of ten business days under Rule 13e-4(e)(3) and no relief is obtained from the staff with respect to such requirement, these employees could not be included in the Offer because, under the rules of the U.S. Internal Revenue Service (the "IRS"), the discounted option amendments pursuant to the Offer must be completed on or before December 31, 2008. We believe that Rule 13e-4(e)(3) should not serve as an impediment to such employees' participation in an Offer that is compensatory in nature and in which the aggregate number of options being amended would not appear to be material to the offerees.

          In addition, we note that participation in the Offer by employees outside of the U.S. at their request fosters cross-border transactions consistent with the interpretive guidance in Section II.G.1 OF SEC Release 33-8957.

          As noted above, the five employees are already aware of the Offer and its terms. The Company proposes to disseminate the Offer materials to them as soon as possible via email.

     3. Based on available SEC guidance, the Company did not extend the Offer to current or former executive officers. Although the IRS rules provide that holders of discounted options who were executive officers at the time of the original date of grant are not eligible for tax relief in any event, tax relief is available if the holder was not an executive officer at the time of grant. It has come to the Company's attention that there are three former executive officers who did not serve as executive officers on the original date of grant of their discounted options and the Company wishes to allow such former executives to avoid adverse tax consequences. It seeks to offer to them, following expiration of the Offer, the ability to increase the exercise price of their discounted options to the fair market value of the Company's common stock on the measurement date of such options. We note that the terms proposed to be offered to the former executive officers are different and less favorable than the terms of the Offer made to current and former employees.

          Rule 13e-4(f)(6) provides for a 10 business day "cooling period" for the purchase of securities following the expiration of an issuer tender offer. In this unique set of circumstances, involving amendments to options for compensatory purposes, we believe such rule should not be applied to prohibit amending the former executive officers' discounted options on or before December 31, 2008 to allow them to avoid adverse tax consequences.

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Securities and Exchange Commission
December 17, 2008
Page 3


     4. We are enclosing an updated chart from the Company setting forth revised information regarding the number of eligible optionees and the number of eligible portions of eligible options in each jurisdiction in which the Offer is being made.


Please do not hesitate to contact the undersigned at (212) 310-8220 if you have any questions or further comments regarding, or wish to discuss, any of the matters addressed in this letter.

                                                     Sincerely,

                                                     /s/ David E. Zeltner


cc:    Cynthia Shereda,
       Executive Vice President, General Counsel and Corporate Secretary of
       Comverse Technology, Inc.

                                                     No. of Eligible Portions of
Jurisdiction          No. of Eligible Optionees           Eligible Options
----------------      -------------------------      ---------------------------

Argentina                         1                              703

Brazil                            1                             1,275

Canada                            1                             1,188

China                             1                             2,250

Hong Kong                         1                            15,750

Israel                           16                            33,669

Mexico                            1                             2,000

Thailand                          1                             1,695

United States                    387                           615,294
                                 ---                           -------

Total                            410                           673,824